SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G*
            Under the Securities Exchange Act of 1934
                      (Amendment No. __)**

                  INDEPENDENT BANKSHARES, INC.
                        (Name of Issuer)

             Common Stock, par value $0.25 per share
                 (Title of Class of Securities)

                           453841 20 7
                         (CUSIP Number)


* A previous report on Schedule 13D was filed on January 11, 1993. This Schedule 13G supplements and replaces such originally filed Schedule 13D.

**   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 453841 20 7       13G

(1)  Name of Reporting Person        Independent Bankshares, Inc.
                             Employee Stock Ownership/401(k) Plan
     I.R.S. Identification
     No. of Above Person                               75-1717279
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                     (a)  [  ]
     Member of a Group*                                 (b)  [  ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship or Place of Organization           Texas, U.S.A.
-----------------------------------------------------------------
Number of Shares
Beneficially
owned by each
reporting person
with:                    (5)  Sole Voting Power                 0
-----------------------------------------------------------------
                         (6)  Shared Voting Power               0
-----------------------------------------------------------------
                         (7)  Sole Dispositive Power      143,276
-----------------------------------------------------------------
                         (8)  Shared Dispositive Power          0
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                  143,276
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check Box if the Aggregate Amount in                    [  ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                         7.3%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 EP
-----------------------------------------------------------------
                      *    SEE INSTRUCTIONS

CUSIP NO. 453841 20 7       13G

Item 1(a) Name of Issuer.

          Independent Bankshares, Inc. (the "Issuer")

Item 1(b) Address of Issuer's Principal Executive Offices

          547 Chestnut Street, Abilene, Texas 79602.

Item 2(a) Name of Person Filing

          Independent Bankshares, Inc. Employee Stock
          Ownership/401(k) Plan (the "Reporting Person")

Item 2(b) Address of Principal Business Office, or if none,
          Residence.

          547 Chestnut Street, Abilene, Texas 79602.

Item 2(c) Citizenship

          The Reporting Person is an employee benefit plan organized in the state of Texas.

Item 2(d) Title of Class of Securities

          Common Stock, $0.25 par value per share (the
          "Common Stock") of the Issuer.

Item 2(e) CUSIP Number

          453841 20 7

Item 3.   This statement is filed pursuant to Rule 13d-1(f).

Item 4.   Ownership

          (a)  Amount Beneficially Owned:  143,276;
               Beneficial ownership disclaimed pursuant to Rule
               13d-4.

          (b)  Percent of Class:  7.3%

CUSIP NO. 453841 20 7       13G

           (c)  Number of Shares as to which such person has:

               (i)   sole power to vote or to direct the vote:    0

               (ii)  shared power to vote or to direct the vote:  0

               (iii) sole power to dispose or to direct the
                     disposition of:                        143,276

               (iv)  shared power to dispose or to direct the
                     disposition of:                              0

Item 5.   Ownership of 5% or less of a Class

          Not Applicable

Item 6.   Ownership of more than 5% on Behalf of Another Person

          As far as the undersigned knows, this item is not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

          Not Applicable.

Item 8.   Identification and Classification of Members of the
          Group

          Not Applicable.

Item 9.   Notice of Dissolution of the Group

          Not Applicable.

Item 10.  Certification.

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 453841 20 7       13G

                           SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 16, 1998

                         Independent Bankshares, Inc.
                         Employee Stock Ownership/401(k) Plan


                         By:  /s/ CAROLYN K. MARSHALL
                            ------------------------------------
                            Carolyn K. Marshall, Trustee


            Attention:  Intentional misstatements or
              omissions of fact constitute Federal
           criminal violations (see 18 U.S. C. 1001).